[ ]

DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 758581

Topeka, KS 66675-8581

1-877-253-2323

www.delawarelife.com]

NURSING HOME WAIVER ENDORSEMENT

This Endorsement is attached to and made a part of your contract as of the Issue Date and the provisions of this Endorsement apply in lieu of any contract provision to the contrary. Subject to the provisions of this Endorsement and your contract, we will provide the benefits described below.

There is no separate charge for this Endorsement. Waiver of the Withdrawal Charge under this Endorsement is available on or after the first Contract Anniversary.

DEFINITIONS

Capitalized terms not defined in this Endorsement are defined in the contract.

References in this Rider to “receipt”, “receives”, or “received” by the Company mean receipt in good order at our Service Address shown on the cover page of this Rider, or at such other location (and by any such means) we identify as acceptable to us.

Eligible Nursing Home: a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient.

RIDER TERMS AND PROVISIONS

If an Owner shown on the Contract Specifications on the Issue Date has been confined in an Eligible Nursing Home for a period of 90 continuous days beginning on or after the Issue Date, we will waive the Withdrawal Charges in accordance with the conditions set out in this Endorsement. The request for waiver must be received by us on our form(s).

At the time of the withdrawal or surrender request, proof that the facility is an Eligible Nursing Home and of the duration of the Owner’s confinement must be received by the Company on its form(s). We will provide the Owner with a written claim form within 10 working days after we receive a request for a partial withdrawal or full surrender. If we do not provide a claim form within 10 working days, the Owner will be deemed to have complied with the claim requirements if we receive written proof covering the occurrence, the character and the extent of the confinement for which the claim is made.

If the Company finds proof of the Owner’s confinement in an Eligible Nursing Home to be insufficient, the Owner will be notified of the denial and provided with the opportunity to accept or reject the withdrawal or surrender proceeds, subject to all applicable Withdrawal Charges.

If the Owner is a Non-Natural person, the Annuitant will be considered the Owner for purposes of this Endorsement.

This Endorsement will terminate upon the Company’s receipt of the Owner’s request to terminate it or upon termination of the contract. Termination of this Endorsement will not prejudice the waiver of any Withdrawal Charges that occurred while this Endorsement was in force.

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Signed for Delaware Life Insurance Company at its office in [Waltham, MA].

[ ] [Michael S. Bloom] Secretary	[ ] [Daniel J. Towriss] President

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